

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2011

<u>Via E-mail</u>

Mr. Phillip Hamilton
Chairman and Chief Executive Officer
Global Diversified Industries, Inc.
1200 Airport Drive
Chowchilla, CA 93610

Re: Global Diversified Industries, Inc. ("Global")
Schedule 13E-3/A filed June 20, 2011
File No. 005-80210
Schedule 14C/A filed June 20, 2011
File No. 333-83231

Dear Mr. Hamilton:

       We have the following comments on the filings referenced above. The purpose of our review process is to assist compliance with the applicable disclosure requirements and to enhance the amended disclosure in your filings. We welcome any questions you may have about any aspect of our review. Feel free to contact us at the telephone number listed at the end of this letter.

Schedule 13E-3

    Fairness Determination by Phillip Hamilton

1. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A requires each filing person of the Schedule 13E-3 to independently produce a fairness determination. Please revise to include an express statement from you as to whether you reasonably believe the contemplated transaction is substantively and procedurally fair to unaffiliated security holders who discontinue their interest in Global as well as those who maintain an interest.

2. You are filing person on the Schedule 13E-3. Please delete the qualifying language that indicates you are only "deemed" to be a filing person.

Schedule 14C

    Beneficial Ownership Reporting Compliance

3. Please revise to remove the implication that any of the subject reports required by Sections 13 or 16, which in one instance have only been described as not having been "timely file[d]," have in fact been filed.

Closing Comments

As appropriate, please amend your filings promptly to comply with our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please electronically file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. Please direct any questions to me at 202. 551.3266.

Very truly yours,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:

John T. Bradley, Esq.
Rutan & Tucker, LLP
611 Anton Boulevard, 14th Floor
Costa Mesa, CA 92626